April 11, 2006

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ms. Jeanne Baker
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ms. Meagan Caldwell
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Decker, Ms. Baker, and Ms. Caldwell:

Re:	WMS Industries Inc. Form 10-K for the fiscal year ended June 30, 2005 Form 10-Q for the fiscal quarters ended December 31, 2005 and September 30, 2005 File No. 1-8300
We are responding to your comment letter dated March 21, 2006, addressed to Mr. Brian R. Gamache, President and Chief Executive Officer of WMS Industries Inc. (WMS), regarding our Annual Report on Form 10-K for the fiscal year ended June 30, 2005 (Form 10-K) and our Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2005 and September 30, 2005 (Form 10-Q). To facilitate your review, we have restated your numbered comments immediately preceding our responses.

As indicated in our detailed responses below, we have provided the additional information you requested and described how we propose to prospectively revise our disclosures in future filings of Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, beginning with our Quarterly Report on Form 10-Q for the period ended March 31, 2006.

Form 10-K for the Year Ended June 30, 2005

SEC Staff Comment on Financial Statements - Statements of Operations, page F-5

1.	We read your response to our comment 1 from our letter dated February 22, 2006 and have the following comments.

•
Your response describes the activity and responsibilities of your technicians, which include installations, performing routine maintenance on participation gaming machines owned by you and performing general maintenance on the equipment owned by your customers. Please clarify how you have determined that the installations costs are inconsequential given your disclosure in MD&A that overtime and temporary contract labor for game installs was a material component in the fluctuation of your selling and administrative costs as well as the fact that you indicate in your response that you do not separately track detail time records devoted to the installation of gaming machines versus on-going maintenance of such machines.

WMS Response:

We determined that our installation costs per gaming machine sold or placed on a participation basis were inconsequential by comparing our estimates of installation costs to our average revenue per gaming machine. We used the average sales price per new unit to estimate our revenue per gaming machine (even though average sales price per new unit is not applicable to gaming machines placed on participation, we believe this is an appropriate proxy to use since a gaming machine placed on participation usually generates at least as much revenue as a gaming machine that is sold). We estimated that the installation of a gaming machine, whether sold or placed on a participation basis, requires, on average, two hours, exclusive of any wait time at or travel time to the casino. Using an average hourly cost of our distribution department technicians, the estimated cost to install a gaming machine is approximately $50 to $75. In our Form 10-K, page 48, we reported that the average sales price for a new unit was $10,250 for the fiscal year ended June 30, 2005. Given that the cost to install a gaming machine is approximately 0.5% to 0.7% of the average sales price for a new gaming machine, we concluded such costs to be inconsequential with respect to the sale or placement of each gaming machine.

Our MD&A disclosure (Form 10-K page 50) relating to the $17 million increase in our selling and administrative expenses from fiscal 2004 to fiscal 2005 was not intended to address the relationship between our installation costs per gaming machine and our revenue per gaming machine, as described above. The increase in selling and administrative expenses was primarily driven by the 80% year-over-year increase in unit sales and the 54.2% increase in installed base of participation games, as reported on page 48 of our Form 10-K. The increase in demand for our products required us to increase our headcount, incur overtime, and hire temporary employees across the company. A portion of the increase in headcount, overtime, and costs of temporary employees was due to an increase in gaming machine installations (sold or placed on a participation basis), but the installation costs per gaming machine remained inconsequential when compared to the revenue per gaming machine. We estimated that total installation costs increased $1 million in fiscal 2005 from fiscal 2004. As we discussed in our Form 10-K, page 50, the balance of the $17 million increase in selling and administrative costs was due to additional headcount, overtime, temporary contract labor in non-distribution areas due to increased demand and the timing of shipments; additional trade show and marketing costs to continue to support the simultaneous launch of three new product lines; and higher equity compensation costs.

•
Tell us the facts and circumstances surrounding the “certain circumstances” in which you install gaming machines sold to customers. Address how often and to which customers you provide this service. Notwithstanding the fact that you do not charge for installation services and your sales contracts do not provide for deferral of a portion of the sales price until installation is complete, address the guidance in EITF 00-21 as this Issue applies to all deliverables (that is, products, services, or rights to use assets) within contractually binding arrangements (whether written, oral, or implied).

WMS Response:

The facts and circumstances in which we install gaming machines sold to customers is dependent upon several variables, including customer preference and gaming jurisdiction requirements. For example, in New Jersey we are prohibited from installing gaming machines due to local union regulations. In other gaming jurisdictions, customers may request that we install our gaming machines because they have limited in-house capability at the time of receiving a particular shipment because of other projects their technician staff may be working on. In other instances, when we install, replace or perform routine maintenance on existing participation gaming machines, the customer may request that we also install new gaming machines that we have sold to them. Other customers rarely request that we perform installations as they want to control all the activity on their casino floor.

The installation of gaming machines is a convenience to our customers and is not essential to the functionality of the gaming machine. However, over the past two years our customers have been requesting that we perform more installations than in previous years. Our contracts make no provision for the deferral of a portion of the sales price until installation is complete and we are not aware of any other contractually binding arrangements whether written, oral, or implied, that would give such right to our customers.

We believe that gaming machines and installation thereof are a single unit of accounting under EITF Issue 00-21 because the two deliverables do not meet the separation criteria under EITF Issue 00-21, paragraph 9, which states:

In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

(a)
The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

(b)	There is objective and reliable evidence of the fair value of the undelivered item(s).
(c)
If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

We believe that the sale of gaming machines and installation thereof do not meet all the criteria in paragraph 9 of EITF Issue 00-21. We believe the criteria in paragraph 9(a) is met because our customers buy gaming machines of similar functionality and configuration from other suppliers in our industry, while we believe the criteria in paragraph 9(c) is not met because we do not offer a general right of return and installation is usually performed at the customer’s convenience. We also believe that there is no objective and reliable evidence of the fair value of installation, therefore criteria 9(b) is not met. With respect to determining fair value, paragraph 16 of EITF Issue 00-21 states that “the best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis,” often consists of vendor-specific objective evidence (VSOE), or third-part evidence is also acceptable. We do not charge any less for a gaming machine when we do not provide installation services than when we do. We do not sell gaming machine installation on a standalone basis and, consequently, do not have any VSOE to support fair value of gaming installations.

Because we believe that the sale of gaming machines and installation thereof are a single unit of accounting under EITF Issue 00-21, we recognize revenue for product sales once the revenue recognition criteria, as applied to the single unit of accounting, has been met. These criteria are further explained in our Form 10-K, page F-11.

•
In addition, it remains unclear to us from your current response why the costs associated with performing routine maintenance on participation gaming machines and overtime and temporary contract labor for game installs and participation placements would not be considered a component of your costs of sales. As previously requested, please tell us how you determined these costs should be classified as selling and administrative expenses, rather than as a component of your costs of sales.

WMS Response:

Costs incurred to bring gaming machines to a saleable condition and to the customer’s place of business are included in cost of product sales. Customer facing costs, including labor associated with our distribution department, are classified as selling and administrative expenses. Our distribution department works with our customers who request installation of gaming machines purchased, performs routine maintenance on participation gaming machines, and directly interacts with our customers in other ways as more fully described below.

In determining the classification of costs, we follow the guidance under ARB No. 43, Statement 3 of Chapter 4, which states:

The primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset. As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.

In addition, the AICPA’s Technical Questions and Answers, Section 2140 - Inventories, includes the following citation from Kieso and Weygandt, Intermediate Accounting, 9th Edition:

Product costs are those costs that “attach” to the inventory and are recorded in the inventory accounts. These costs are directly connected with the bringing of goods to the place of business of the buyer and converting such goods to a saleable condition. Such charges would include freight charges on goods purchased, other direct costs of acquisition and labor, and other production costs incurred in processing the goods up to the time of sale.

As noted on page F-10 of our Form 10-K, “Freight-out and warehousing costs are included in cost of product sales in the statement of operations. Freight-out costs for gaming operations machines are capitalized and depreciated over the useful life of the related asset.” We believe these costs are part of the process of bringing a gaming machine to its saleable condition and the customer’s place of business.

However, we believe that once the gaming machine is delivered to the customer (in the case of FOB destination) or leaves our facility (in the case of FOB shipping point), the game has reached its saleable condition. Installation occurs after this point and does not add to the saleable condition of the gaming machine because a gaming machine is a standard product for our customers, our customers have their own technician staff who can, and do, perform the installations of gaming machines, and because customers often move gaming machines on their floors, without our assistance, to accommodate new casino floor layouts. Routine maintenance of participation gaming machines consists of cleaning and inspecting the functionality of various gaming machine components, as well as replacing/replenishing sundry parts. We estimate that our technicians spend 10% to 15% of their time performing routine maintenance of participation gaming machines and our annual labor cost to be less than $1 million.

We believe our conclusion to include installation and routine maintenance in selling and administrative expenses is further supported by the fact that our technicians perform other selling and administrative duties. For example, our technician workforce, while on-site at customers’ casinos, initiate sales of replacement parts and game and theme conversions to our customers for WMS gaming machines previously sold. In order to gauge customer satisfaction and to obtain information useful for future sales, our technicians will engage our customers in conversations regarding product performance, product quality, future gaming machines, and the industry in general.

Based on industry knowledge, we believe that including the costs of installation and routine maintenance in selling and administrative expenses is consistent with industry practice.

Beginning with our Annual Report on Form 10-K for the fiscal year ended June 30, 2006, we will include in our “Principal Accounting Policies” footnote the fact that selling and administrative expenses include the labor costs associated with performing routine maintenance on participation gaming machines and labor costs for game installs and participation placements.

SEC Staff Comment on Financial Statements - Statements of Cash Flows, page F-7

2.	We note your response to prior comment 3 from our letter dated February 22, 2006 and have the following comments

•
We note your reference to paragraph 87 of SFAS 95 which indicates that the appropriate classification of cash flows should generally depend on the nature of the activity that is likely to be the predominant source of cash flows for the item. We assume that this is why you have included the additions to gaming operations machines as an investing activity rather than as an operating activity. That is, the predominant source of cash flows for this item will come from the leasing of these machines. Based on your classification of the purchases of gaming operations as an investing activity, we believe that any proceeds from the sale of these machines should be also be classified as an investing activity. Refer also to paragraph 24 of SFAS 95.

•
We note that you do not internally track sales of used games derived from trade-ins separately from sales of used games related to those previously placed on a participation basis “…due to the relative immateriality of the sales of used games compared to total revenues and because such statistics would not yield sufficient business value given the cost to obtain the information”. However, given the net book value of participation machines transferred back into inventory in 2005 and 2003, it is unclear to us whether the reclassification of the related cash flows from the subsequent sale of these assets to investing activities could materially impact your cash flows from operating activities for the periods presented. Please advise.

WMS Response:

With respect to the additions to gaming operations machines, we agree that the predominant source of cash flows for this item will come from the leasing of the machines and have included these additions as an investing activity rather than as an operating activity.

We note that paragraph 24 of SFAS 95 states:

Certain cash receipts and payments may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item. For example, the acquisition and sale of equipment to be used by the enterprise or rented to others generally are investing activities. However, equipment sometimes is acquired or produced to be used by the enterprise or rented to others for a short period and then sold. In those circumstances, the acquisition or production and subsequent sale of those assets shall be considered operating activities.

As noted in our response to your prior comment 3 from your letter dated February 22, 2006, sales of used games includes sales of customer trade-ins and the subsequent sales of participation gaming machines. Used games taken back as trade-ins are recorded into inventory. Gaming machines that were previously participation placements are physically transferred back to WMS and warehoused with gaming machines that were taken back as trade-ins. As such, the carrying value of such participation machines is reclassified from gaming operations machines into inventory. From this point, used gaming machines may be refurbished for sale, sold as-is, or immediately scrapped if conditions warrant. A used game sale requires us to make a distinct effort to sell the used game. We monitor our inventory levels of used games, assign sales personnel to specifically sell used games, and we make no distinction internally between a used game from trade-in versus a used game that was previously a participation placement.

With respect to the classification of the sale of a used game, we believe the predominant activity that should be examined in accordance with paragraph 24 of SFAS 95 is the sale of the used game. As noted in our response to your prior comment 3 from your letter dated February 22, 2006, we believe the predominant amount of our sales of used games is derived from customer trade-ins, rather than the subsequent sales of participation gaming machines. Because of this, and the fact that a sale of a used game from trade-in is not substantively different from a sale of a used game that was previously a participation placement, we have included the sale of all used game inventory as operating activities in the consolidated statements of cash flows.

Beginning with our Annual Report on Form 10-K for the fiscal year ended June 30, 2006, we will include in our “Principal Accounting Policies” footnote the fact that cash flows from operating activities includes sales of used games from trade-ins, as well as sales of used games that were previously a participation placement.

3.
We read your response to our comment 4 from our letter dated February 22, 2006. Please note that we do not agree with your conclusion that the disclosure provided in on page F-8 was prominent. In addition, we do not believe such disclosure adequately explained the reasons why you changed the classification of your cash flows related to your investment and advances in other assets line item. Ensure future filings adequately and prominently disclose changes in the manner of, or basis for, presenting corresponding items for two or more periods. In this regard, given the significance of this line item to your statement of cash flows, please separately present this line item in your balance sheet and provide a footnote that identifies the significant components of such asset.

WMS Response:

Beginning with our Form 10-Q for the fiscal quarter ended March 31, 2006 and in all future filings, we will ensure that any material changes in the manner of, or basis for, presenting corresponding items for two or more periods are appropriately disclosed. Beginning with our Form 10-Q for the fiscal quarter ended March 31, 2006, we will have a separate line item in long-term assets that includes technology, brand license agreements, and costs paid to third parties for patents and trademarks in our balance sheet. We will also provide a footnote that identifies the significant components of this line item. In addition, in the March 31, 2006 Form 10-Q we will explain further why we changed the classification of our cash flows related to technology, brand license agreements, and costs paid to third parties for patents and trademarks.

* * * *

If you have additional questions or comments regarding the above information, please contact either Scott Schweinfurth (direct telephone 847-785-3760, direct fax number 847-785-3790), or John McNicholas (direct telephone 847-785-3182, direct fax number 847-785-3782).

Sincerely,

Scott D. Schweinfurth	John P. McNicholas, Jr.
Executive Vice President,	Chief Accounting Officer
Chief Financial Officer and Treasurer